

Mailstop 3233

October 18, 2017

Via E-mail
Mr. Richard Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309

> **Re: Invesco Mortgage Capital Inc.**
> **Form 10-K**
> **Filed February 21, 2017**
> **File No. 001-34385**

Dear Mr. Phegley:

We have reviewed your September 28, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment is to the comment in our September 15, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Note 17 – Revision of Previously Issued Financial Statements, page 123

1.   We note your response to our prior comment. We further note you have determined that your internal controls over financial reporting and disclosure controls and procedures were effective despite the error you identified in your previously issued financial statements. Please address the following related to your internal controls and processes:

   •   Tell us the processes and controls that were involved in identifying the error.

- To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total of the assets exposed to the deficiency and how that determination was made.

- Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the error, and if so, how you evaluated the severity of those deficiencies.

- Tell us if you made changes or improvements in your internal controls over financial reporting due to the error.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities